UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35071 / December 19, 2023

In the Matter of

INDEXIQ ACTIVE ETF TRUST
INDEXIQ ADVISORS LLC
51 Madison Avenue
New York, New York 10010

(812-15514)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

IndexIQ Active ETF Trust and IndexIQ Advisors LLC filed an application on October 12, 2023,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act, as well as from certain disclosure
requirements. The order permits applicants to enter into and materially amend subadvisory
agreements with subadvisers without shareholder approval and also grants relief from certain
disclosure requirements.

On November 21, 2023, a notice of the filing of the application was issued (Investment
Company Act Release No. 35055). The notice gave interested persons an opportunity to request
a hearing and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.
The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by IndexIQ Active ETF Trust and IndexIQ Advisors LLC (File No. 812-15514) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.